Exhibit 99.7

Compensation Committee Charter

Introduction

The Compensation Committee Charter (the “Charter”) was adopted by the Board of Directors (the “Board”) of ALR Technologies, Inc. (the “Company”) in June 2013.

General

The Compensation Committee (the “Committee”) is a committee of the Board. The Company’s Bylaws (the “Bylaws”) generally govern the functions of the Board. Part 2.10 of the Bylaws provides that the Board may appoint one or more committees consisting of such member or members of the Board as the Board sees fit and may delegate to any such committees any powers of the Board with certain restrictions as outlined in the Bylaws.

Nothing in this Charter is intended to expand applicable standards of liability for the directors of the Company under United States laws.

Mandate

The Committee’s mandate (the “Mandate”) is to monitor on behalf of and provide guidance to the Board on trends in compensation policies and practices and make specific recommendation on appropriate compensation packages for directors, executives and employees that will be competitive directly with compensation packages offered by medical technology or pre-commercialization companies and also industries that source executives and employees directly from the same talent pool.

Structure and Operations

Composition
The Committee shall have a minimum of three members. At least one of the members shall be generally familiar with compensation and human resources matters.

The majority of the members shall be independent from management, free from any interest and any business or other relationship that, in the opinion of the Board, would or would reasonably be perceived to materially interfere with the director’s ability to act in the best interests of the Company (other than relationships and interests arising from shareholding).

Qualifications
General qualifications of directors are acceptable.

Appointment and Removal
Members shall be appointed by the Board at the first meeting of the Board following either

1)	the Company’s annual general meeting of shareholders, or

2)	a resolution from the majority of the shareholders waiving the Company’s annual general meeting and shall serve until the next annual general meeting or next resolution waiving the annual general meeting.

Members shall serve until such member's successor is appointed or until such member's earlier resignation. Members may be removed, with or without cause, by a majority vote of the Board.

Chair
Members of the Committee shall nominate and elect a Chair by majority vote of members. The Chair shall call, set the agendas for and chair meetings of the Committee.

Meetings
The Committee shall meet at least once each year, or more frequently as circumstances dictate.

Members shall be given 24 hours advance notice of a meeting and an agenda for the meeting. Such notice may be given by telephone, fax or e-mail.

A quorum shall consist of a majority of members of the Committee. An act of a majority of those present at a meeting at which there is a quorum, shall be an act of the Committee.

Members may also approve a decision by a consent resolution in writing signed by all members and such a decision shall be an act of the Committee.

Minutes
The Chair shall ask one of the members present at a meeting to act as secretary and to record minutes of the meeting. Alternatively, the Chair may appoint a secretary who is not a member to record minutes of the meeting.

The Committee shall promptly submit minutes of its meetings to the Board.

Responsibilities and Duties

Introduction
The Committee shall have the responsibilities and duties outlined in this section. This outline serves as a guide only with the understanding that the Committee may accept additional responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee as outlined in this Charter.

Manner of Carrying Out its Mandate
The Committee will discuss and agree upon a specific set of activities with timelines for the ensuing year and make recommendation to the Board as required:

1.
Review the overall compensation policies and practices and also the competitiveness of compensation packages offered for executives and other employees of the Company; Review the compensation of the Chief Executive Officer to ensure that the compensation properly reflects the duties and responsibilities of the Chief Executive Officer and that his interests are aligned with the interests of stakeholders and shareholders of the Company;

2.	Review the compensation of senior management in consultation with the Chief Executive Officer as appropriate or necessary;

3.	Review agreements made between senior management and the Company where these exist and as these address compensation, termination, retirement or any special circumstances;

4.	Review compensation of directors in light of time commitments, responsibilities and risks and comparative fees paid to directors of other similar medical technology or pre-commercialization companies;

5.	Review compensation of officers in light of time commitments, responsibilities and risks and comparative fees paid to officers of other similar medical technology or pre-commercialization companies;

6.	Assess the need for a bonus plan for the Company;

7.	Assess the need for incentives as provided in the Stock Option Plan; and

8.	Review the human resources practices and compensation packages proposed or implemented for employees.

The Committee will have the following additional responsibilities and will discuss with or make recommendation to the Board as required:

1.	Review disclosure relating to executive compensation in an Information Circular;

2.	Stay abreast of trends in compensation matters in the industry generally;

3.	Assess the adequacy of the Mandate each year and recommend changes, if needed; and

4.	Assess the Committee's own performance once each year.

Powers
The Committee shall have the following powers:

1.	The Committee shall have the power to engage a compensation consultant, set terms of reference and negotiate and approve such consultant’s fees; and

2.	The Committee shall have the authority to obtain advice from independent legal counsel in its sole discretion.